Exhibit 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Dollars in thousands)	2011	2010	2011	2010
Earnings (Loss):
Income (loss)	$1,281	$(17,706)	$(64,529)	$(112,895)
Amortization of capitalized interest	63	41	165	121
Capitalized interest	(1,541)	(234)	(2,933)	(575)
Fixed charges (below)	31,933	31,640	96,459	94,619
Earnings (loss) adjusted for fixed charges	$31,736	$13,741	$29,162	$(18,730)

Fixed charges:
Interest expense	$29,757	$30,763	$91,572	$92,266
Capitalized interest	1,541	234	2,933	575
Portion of rent expense representative of interest	635	643	1,954	1,778
Total fixed charges	$31,933	$31,640	$96,459	$94,619
Ratio of earnings to fixed charges	-	-	-	-
Coverage deficiency	$197	$17,899	$67,297	$113,349